SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2018

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K
in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2018
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Braskem

MEETING WITH INVESTORS

SÃO PAULO, NOVEMBER 13, 2018



DISCLAIMER

on forward-looking statements

This presentation includes forward-looking statements. These forward-looking statements are not solely historical data, but rather reflect the targets and expectations of Braskem's management. The terms "anticipate," "believe," "expect," "foresee," "intend," "plan," "estimate," "project," "aim" and similar terms are used to indicate forward-looking statements. Although we believe these forward-looking statements are based on reasonable assumptions, they are subject to various risks and uncertainties and are prepared using the information currently available to Braskem.

This presentation is up-to-date as of September 30, 2018, and Braskem does not assume any obligation to update it in light of new information or future developments.

Braskem assumes no liability for transactions or investment decisions taken based on the information in this presentation


Braskem
Braskem

AGENDA

- Brazil
- US and Europe
- Mexico
- 3Q18 Results
- Governance and Compliance
- Circular Economy
- Scenario
- Priorities

Braskem



BRAZIL

Braskem

FEEDSTOCK

Naphtha	82%
Ethane/Propane	8%
Refinery off-gas	2%
Propylene	6%
Ethanol	3%

PRODUCTION CAPACITY (KTON)

Ethylene	3,952
Propylene	1,585
BTX*	1,367
Gasoline	889
Butadiene	480
Cumene	320
Others	1,075
TOTAL	**9,668**

enzene, toluene and paraxylene

MAIN APPLICATIONS - CHEMICALS

ETHYLENE
- **Polyethylene** (Packaging)
- **Polystyrene** (EPS)

BUTADIENE
- **Synthetic Rubber** (Tires)

PROPYLENE
- **Polypropylene** (Consumer goods)

TOLUENE
- **Polyurethane** (Foams)

BENZENE
- **Nylon** (Clothing, hygiene)

CUMENE
- **Phenol / Acetone** (Polycarbonate, Cosmetics)

PARAXYLENE
- **Polyester** (Clothing, PET bottles)

Approx. 50% of the chemicals production is sold to third parties, the remainder is transferred internally

Braskem

BRAZIL
Chemicals

FEEDSTOCK

Naphtha	82%
Ethane/Propane	8%
Refinery off-gas	2%
Propylene	6%
Ethanol	3%

PRODUCTION CAPACITY (KTON)

Ethylene	3,952
Propylene	1,585
BTX*	1,367
Gasoline	889
Butadiene	480
Cumene	320
Others	1,075
TOTAL	**9,668**

*enzene, toluene and paraxylene

AVERAGE UTILIZATION RATE (%) - CRACKERS



92%
90%
90%
95%
93%
92%
3Q17
1Q18
2Q18
3Q18
9M17
9M18

SALES MAIN CHEMICALS** (KTON)

**Ethylene, propylene, BTX, butadiene, cumene, gasoline



-8%
2,734
2,511
+16%
928
826
780
905
+2%
2,111
2,156
+10%
728
200
708
118
690
90
758
147
624
355
3Q17
1Q18
2Q18
3Q18
9M17
9M18
+63%
-43%
BRAZILIAN MARKET (THIRD PARTIES)
EXPORTS
TOTAL

CHEMICALS SPREADS*
(US$/ton)


+10%
+4%
362
388
390
404
3Q17
1Q18
2Q18
3Q18
-9%
434
394
9M17
9M18

*Prices of key chemicals (15% ethylene, 10% propylene, 35% BTX, 10% butadiene, 5% cumene and 25% fuels) – naphtha ARA/ Source: IHS.

3Q18 x 2Q18 and 3Q18 x 3Q17

- Higher **propylene** and **butadiene** spreads, due to **more restricted supply** and **strong demand for consumer goods,** offset other products lower spreads

9M18 x 9M17

- Despite the **improvement in ethylene and propylene spreads**, the spike in **butadiene** and **benzene spreads** in **early 2017** were not observed in 2018

EXPANSION OF THE PORTFOLIO OF HYDROCARBON RESINS

- **Following the market evolution**, new grades of hydrocarbon resins have been developed according to the customers needs all over the world.
- The new grades were presented at the Expobor 2018 and Feica 2018, to offer more complete solutions that allow applications of higher added value, meeting global requirements.

PIB IN MASTERBACH

- Braskem has identified an opportunity in the **replacement of castor oil** by the PIB component in the Masterbach colored plastic compound. Used as a vehicle, it does not interfere in the **color and brings high stability** to the final product
- PIB is a **highly versatile product**, this new application in masterbach joins to the others applications as lubricants, adhesives and packaging aggregating properties that bring high performance



FLEXIBILITY OF BAHIA CRACKER


Ethylene production (%)
13%
100 %
87%
2017
9M18
Naphtha
Ethane


US Gulf
Brazil

In 9M18, **13%** of ethylene **production** in Bahia was **ethane based**

OIL AND NATURAL GAS PRODUCTION IN BRAZIL*


250
200
150
100
50
0
6
5
4
3
2
1
0
110
117
126
132
139
150
156
163
172
192
217
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
Gross production – natural gas (million m³/day)
Oil production (million barrels/day)

Availability of petrochemical **feedstock** in Brazil could **double in 10 years**

*Source: Ten Year Energy Expansion Plan 2027 - Ministry of Mines and Energy



PRODUCTION CAPACITY (KTON)

PE	3,055
PP	1,850
PVC	710
Caustic soda	569

PE+PP+PVC SALES PROFILE – BRAZILIAN MARKET (%)

Food	23%
Industrial	13%
Construction	11%
Retails	9%
Consumer Goods	8%
Hygiene and cleaning	5%
Automotive	5%
Agricultural	5%
Cosmetic/Pharma	5%
Others	17%

MAIN MARKETS AND APPLICATIONS – POLYOLEFINS AND VINYLS

PE

- Food packaging



- Industrial



- Retail



PP

- Food packaging



- Consumer goods



- Hygiene and cleaning



PVC

- Construction



- Consumer goods



Soda

- Pulp and paper



Braskem

BRAZIL

Polyolefins and Vinyls

RESINS DEMAND – BRAZILIAN MARKET (KTON)



[VAL...
[VAL...
[VAL...
[VAL...
[...
[...
+9%
+3%
1,327
1,306
1,253
1,366
3,797
3,925
3Q17
1Q18
2Q18
3Q18
9M17
9M18
Chg. 9M18 x 9M17
+5%
+3%
+3%
PE
PP
PVC
Market Share (%)

SALES VOLUME (KTON)



+12%
1,311
1,206
1,141
1,275
-4%
3,...
3,...
+1%
2,594
2,624
+12%
915
396
886
320
821
320
917
358
1,182
998
BR
EXP.
3Q17
1Q18
2Q18
3Q18
9M17
9M18
+12%
-16%
PE
PP
PVC
Total

PRODUCTION CAPACITY (KTON)

PE	3,055
PP	1,850
PVC	710
Soda	569



PE+PP+PVC SALES PROFILE – BRAZILIAN MARKET (%)

Food	23%
Industrial	13%
Construction	11%
Retails	9%
Consumer Goods	8%
Hygiene and cleaning	5%
Automotive	5%
Agricultural	5%
Cosmetic/Pharma	5%
Others	17%

BRAZIL

Polyolefins and Vinyls

POLYOLEFINS SPREADS* (US$/ton)


-21%
-18%
-7%
681
736
653
537
690
642
3Q17
1Q18
2Q18
3Q18
9M17
9M18

3Q18 x 2Q18

- **higher supply of PE** in the **US**, with the startup of the new ethane-based capacity, and **lower** resin **demand** in **Asia** due to the **trade war** between the US and China

9M18 x 9M17

- **higher supply of PE in the US**

VINYLS SPREADS** (US$/ton)


-0.4%
-2%
+2%
964
997
983
960
96
2
98
0
3Q17
1Q18
2Q18
3Q18
9M17
9M18

3Q18 x 2Q18

- **higher naphtha** price and **lower caustic soda** price due to **lower demand**, after one of the world's leading **alumina producers cut production**

9M18 x 9M17

- **higher caustic soda** price in 1H18

*US PE (62%) and Asia PP (38%) – Naphtha ARA (91%), Ethane (4.5%) and Propane (4.5%) / Source: IHS

**Asia PVC price - Naphtha ARA*0.48 - [(Brent Oil Price/1.725)*1.75] + (0.685 x Asia caustic soda price) / Source: IHS

VALUE CREATION
Polyolefins and Vinyls

Braskem Evance® I'm green™

- **High performance** resin (EVA family)
- **Productivity increase**
- **Weight reduction**
- Versatility in **applications**

PARTNERS CLIENTS

Dass

azaléia

allbirds

Application of Braskem Evance™ in shoe soles

PVC WINDOWS

- **Lighter profiles**
- Most **affordable cost** to the **customer**



PARTNERS CLIENTS

1ª LINHA®

Braskem

BRAZIL

BRAZIL EBITDA REPRESENTS 60% OF THE CONSOLIDATED EBITDA

EBITDA BRAZIL (US$ MILION)
(CHEMICALS+POLYOLEFINS+VINYLS)



-4%
+13%
583
451
495
560
3Q17
1Q18
2Q18
3Q18



-27%
2,062
1,506
9M17
9M18

3Q18 x 2Q18

- **sales recovery** after the end of the truck drivers' strike
- **higher** key **chemicals spreads**

3Q18 x 3Q17

- **lower levels of** international **resins spreads**

9M18 x 9M17

- **lower** key **chemicals** and **polyolefins spreads**
- **lower total sales volume** due to:
  - the **incident** involving the **chlor-alkali** plant in **Maceió**
  - the **scheduled shutdown** of the cracker in **Triunfo/RS**
  - the **interruption** in **power supply** to the plants in Brazil's Northeast
  - truck drivers' **strike**

BRAZIL EBITDA REPRESENTS 60% OF THE CONSOLIDATED EBITDA

Braskem

INTEGRATION AND SCALE	- The only **fully integrated** petrochemical company in the first and second generation, **including** in the **vinyl** chain - **29** industrial **plants**
CONSOLIDATED MARKET POSITION AND EXPORT CAPACITY	- Consolidated **market share** (67% 9M18) - **Close** and **differentiated** relationship with **Clients**, with broad portfolio of products and **import parity pricing** - **Pricing** in **Mercosur** is **also by import parity** - Brazilian **exports optimized** by industrial and commercial **presence outside Brazil** - **Export capacity** in times of **lower demand** in **Brazil**
FEEDSTOCK AND SUPPLIERS DIVERSIFICATION	- **Feedstock diversification**: naphtha (82%); ethane/propane (8%); refinery off-gas (2%); propylene (6%) and ethanol (3%) - Diversified **naphtha suppliers**: 43% Petrobras and 57% is imported from **more than 20 suppliers**

UNITED STATES AND EUROPE



Braskem

U.S. AND EUROPE

FEEDSTOCK

U.S. PGP/RGP	57%
U.S. PGP (via PDH)	16%
Europe PGP	27%

PRODUCTION CAPACITY* (KTON)

PP U.S.	1,570
PP EUR	625

(*) Braskem owns only the 2nd gen.

PP DEMAND U.S. & EU (KTON)



-5%
4,382
1,907
2,475
3Q17
4,371
1,862
2,509
1Q18
4,475
1,987
2,488
2Q18
4,246
1,903
2,343
3Q18
0%
13,156
5,748
7,408
9M17
13,092
5,752
7,340
9M18
PP EUR
PP U.S.

UTILIZATION RATE (%) – PP



[VALOR]%
[VALOR]%
[VALOR]%
[VALOR]%
3Q17
1Q18
2Q18
3Q18
[V A...
[V A...
9M17
9M18

SALES (KTON)



-4%
548
506
496
477
+1%
395
153
364
142
348
148
352
125
3Q17
1Q18
2Q18
3Q18
-15%
-7%
1,598
1,480
-8%
1,151
447
1,064
415
9M17
9M18
-7%
PP U.S.
PP EUR

U.S. AND EUROPE

PP U.S. SPREADS* (US$/ton)


+17%
+2%
+14%
584
617
669
683
577
656
3Q17
1Q18
2Q18
3Q18
9M17
9M18

3Q18 x 2Q18 e 9M18 x 9M17

- **strong demand for PP** and **higher propylene supply** especially by **PDH producers**

PP EUROPE SPREADS** (US$/ton)


-42%
-18%
-22%
544
471
388
318
500
393
3Q17
1Q18
2Q18
3Q18
9M17
9M18

3Q18 x 2Q18

- **lower demand for PP,** due to **slower economical growth,** and **propylene** shipments **restriction** due to low river levels

9M18 x 9M17

- **slower economical growth** for the region

*PP U.S. – Propylene U.S./ Source: IHS   ** PP EUR – Propylene EUR/ Source: IHS

EBITDA (US$ MM)


11%
+7%
164
176
170
182
3Q17
1Q18
2Q18
3Q18


+12%
472
527
9M17
9M18

3Q18 x 2Q18

- **higher sales volume** and **higher PP spreads in the U.S.** compensated the **weaker performance in Europe**

3Q18 x 3Q17

- **higher PP spreads** in the **U.S.**

9M18 x 9M17

- **higher PP spreads** in the **U.S.**

NEW PP PLANT IN THE U.S.

	PHYSICAL PROGRESS
US$675 million Total Investment	**96.5%** Engineering Detailing
450 KTY Capacity	**86.5%** Procurement
2020 Start-Up	**24.3%** Construciton

US$341 MM already invested


La Porte, TX
Location

NEW PRODUCT DEVELOPMENT AND APPLICATIONS

Prisma 6810 Polypropylene

Launched in the U.S. on May-2018

- **Transparency, stiffness,** and **impact toughness**
- Applications in **refrigerated deli containers** and **cold blended drink cups**
- Maintains its **ductile characteristics** at **low temperatures**


Prisma 6810
Standard PP

Braskem

U.S. AND EUROPE SUMMARY

U.S. AND EUROPE EBITDA REPRESENTS 21% OF THE CONSOLIDATED EBITDA

LEADER IN PP IN THE U.S. AND INDUSTRIAL PRESENCE IN GERMANY

- **Nº1 PP Producer** in the **U.S.**
- **PP Units**: 5 already running and **1 in construction in the U.S.**, 2 units in Germany
- **1 UTEC®** plant**, specialty** with **applications** in the oil industry

INTERNATIONAL COMMERCIAL RELATIONSHIP

- Commercial **office** in the **Netherlands strengthens Braskem's presence in Europe**
- **Close** and **differentiated** relationship with **Clients** in the U.S. and Europe

DIVERSIFICATION OF SUPPLIERS AND MARKET WITH ATTRACTIVE MARGINS

- More than **15 propylene suppliers** in the U.S. with **diverse production alternatives** (PDH, refineries and crackers) and more than **5 suppliers in Germany**
- **Market long** in **propylene** and **short** in **PP in the U.S.**

Braskem

MEXICO



Braskem

MEXICO

FEEDSTOCK

Ethane (PEMEX – 20 years supply agreement)

PRODUCTION CAPACITY (KTON)

PE	1,050

UTILIZATION RATE (%) – PE



[VALOR]%
[VALOR]%
[VALOR]%
[VALOR]%
[VALO...
[VALO...
3Q17
1Q18
2Q18
3Q18
9M17
9M18

PE SALES (KTON)



+3%
-18%
[VAL...
[VAL...
[VAL...
[VAL...
[...
[...
+2%
407
332
416
186
+1%
153
82
146
58
135
62
136
66
MX EXP.
3Q17
MX EXP.
1Q18
MX EXP.
2Q18
MX EXP.
3Q18
MX EXP.
9M17
MX EXP.
9M18
+7%
-44%
Total

NORTH AMERICA PE SPREADS* (US$/ton)


-8%
-20%
951
1,140
1,087
874
3Q17
1Q18
2Q18
3Q18

*PE U.S. – Ethane U.S./ Source: IHS


+6%
978
1,034
9M17
9M18

3Q18 x 2Q18 and 3Q18 x 3Q17

Ethane price increase:

- **new crackers' start up** in the U.S.
- limited **fractionators capacity** and **logistics** of **ethane transportation** in the U.S., **where investments** in those areas are expected to start up by the **end of 2019**

9M18 x 9M17

- higher **PE prices,** which followed **the rise in naphtha prices** during the period

MEXICO

EBITDA (US$ MILLION)



4%
-12%
136
165
161
141
3Q17
1Q18
2Q18
3Q18



+4%
448
467
9M17
9M18

3Q18 x 2Q18

- **lower PE spreads** in **North America**

3Q18 x 3Q17

- **higher delivery-or-pay** provision due to lower level of ethane supply, below the established in the agreement

9M18 x 9M17

- **higher PE spreads** in North America

MEXICO EBITDA REPRESENTS 19% OF THE CONSOLIDATED EBITDA

VALUE CREATION IN MEXICO

- **Largest industrial private investment ever in Mexico** (US$ 5.2 bi)
- **26 thousand jobs** created during **construcion** and **3 thousand** after start up
- **Substitution of imports** with impact in the in the trade balance of US$1.5-2 bi/year
- **Preservation of local flora** with transfer of vulnerable species to environmental reserve
- Allocation of area in complex for **environmental preservation**
- **Support** in the **development** of **local communities:** Manufacture of cleaning products and industrial uniforms, fish and poultry production, and environmental education and recycling project

GAS-BASED INTEGRATED COMPLEX

- **Joint Venture** between **Braskem** (75%) and mexican group Idesa (25%)
- **Largest PE producer** in **Mexico**
- 4 units: 1 cracker and 3 PE plants

LONG TERM ETHANE SUPPLY AGREEMENT PROJECT FINANCE WITH 17 FINANCIAL INSTITUTIONS

- **20 year ethane supply agreement** with volume to supply **100% of the units' production capacity**
- **Delivery or pay** clauses for **Pemex / take or pay** for **Braskem Idesa**
- **Price defined in auction** with the participation of more than 30 companies
- Financing of US$ 3.2 billion via project finance limited-recourse with **17 banks**, including **IFC, IDB, EDC, Sace, BNDES, Bancomext and Nafinsa**

3Q18 CONSOLIDATED RESULTS



Braskem

EBITDA

US$ MILLION *



[VALO...
[VALO...
[VALO...
[VALO...
5%
+4%
[VALOR]
[VALOR]
[VALOR]
[VALOR]
583
164
136
451
176
165
495
170
161
560
182
141
3Q17
1Q18
2Q18
3Q18
[V...
[V...
-12%
2,...
2,...
2,062
472
448
1,506
527
467
9M17
9M18
Brazil
U.S. & EUR
Mexico
Consolidated
EBITDA Margin (%)

*The consolidated EBITDA is different of the sum of the regions due to eliminations

3Q18 x 2Q18

- **higher sales volume** in Brazil, U.S. and Mexico, offset **lower spreads** in Mexico, Brazil and Europe

3Q18 x 3Q17

- **positive impact** of **Real's depreciation in costs and expenses** linked to this currency

9M18 x 9M17

- **lower spreads**, except with PP in the U.S.
- **lower availability** of products to sell:
  - **trucker's strike** in Brazil
  - **scheduled** and **unscheduled maintenance turnarounds** in all regions

Braskem

INVESTMENTS

R$ MILLION



-34%
449
141
308
780
264
516
676
250
426
2,293
823
1,470
1,906
655
1,250
2,872
885
1,987
1Q18
2Q18
3Q18
2017
9M18
2018e
Operational
Strategic

Operational Investments (9M18)

- main expenditure: **planned turnaround** in the **Triunfo/RS central**

Strategic Projects (9M18)

- 95% of the disbursement was for the **construction of the new PP plant in the U.S.**

FREE CASH FLOW GENERATION

YTD until Sep/18 (R$ million)

Record-High Free Cash Flow Generation


9,408
1,159
1,244
1,491
803
562
[VALOR]
6,630
2,503
165%
EBITDA 9M18
Working Capital
Operational Investments
Interest Paid
Taxes
Strategic Investments
Others*
Free Cash Flow Generation 9M18
Free Cash Flow Generation 9M17

*Includes:(i) Premium in the dollar put option; (ii) Funds received in the investments' capital reduction; (iii) Financial assets held to maturity; and (iv) Funds received in the sale of permanent assets and investments

Braskem

AMORTIZATION SCHEDULE

Comfortable amortization schedule with low pressure in the next 3 years

DEBT PROFILE[1] (US$ MILLION) 09/30/2018


2,525
1,525
1,000
[VALOR]
[VALOR]
1%
3%
7%
16%
18%
14%
40%
15
64
37
159
33
417
25
996
90
1,076
70
823
1
2,574
09/30/2018 Cash
2018
2019
2020
2021
2022/2023
2024/2025
2026 onwards
Invested in BRL
Invested in USD
Stand by
In US$/EUR
In R$

(1) Does not consider discounts from transaction costs and Leniency Agreement

Partial redemption of US$ 200 million of the perpetual bond in sep/18 as a strategy to **reduce the debt interest expenses**

Average Debt Term

15 years

Debt Coverage

30 months

Average Weighted Cost of Debt

5.63% (US$)

Braskem

DEBT LEVERAGE AND CREDIT RISK

Net Debt/EBITDA (1)(2)



2.9
2.6
1.9
2.0
1.9
1.8
2.5x
6.4
2.2
6.2
2.4
5.4
2.8
6.1
3.2
6.0
3.2
5.2
2.9
2013
2014
2015
2016
2017
LTM 3Q18
Net Debt ex-BI (US$ Bi)
EBITDA ex-BI (US$ Bi)
Leverage (x)

CREDIT RISK

AGENCY	RATING	OUTLOOK	DATE
Fitch	BBB-	Stable	11/06/2018
S&P	BBB-	Stable	03/14/2018
Moody's	Ba1	Stable	04/10/2018

FitchRatings INVESTMENT GRADE

STANDARD &POOR'S INVESTMENT GRADE

(1)Does not include Braskem Idesa's net debt and EBITDA
(2)Includes Leniency Agreement

Braskem

GOVERNANCE AND COMPLIANCE



Braskem

GOVERNANCE AND COMPLIANCE

161 projects/initiatives were planned in Braskem's new Compliance program, of which 149 actions have already been implemented in the recent years (93% completed).

	BEFORE		AFTER
INDEPENDENT MEMBERS	2	→	8 (including Chairman)
COMPLIANCE COMMITTEE	No	→	Creation of a committee foreseen in the Bylaws with at least 3 independent members
CHIEF COMPLIANCE OFFICER	No	→	Direct report to the Compliance Committee, with management independence
COMPLIANCE DEPARTMENT	Report to the Legal Department	→	Report to the BD via Compliance Committee
COMPLIANCE TEAM MEMBERS	8 (Brazil only)	→	35 (Global, *Compliance Officers* for South America, Mexico, North America, and Europe)
ETHICS LINE CHANNEL	Internal management	→	Outsourced management
COMPLIANCE TARGETS	No	→	Targets applied to all Company's leaders
INTERNAL AUDIT	No	→	Internal Audit Team with administrative reporting to the CCO, and functional, to the Compliance Committee

GOVERNANCE AND COMPLIANCE

	BEFORE		AFTER
DIVIDEND POLICY	No	→	- Definition of the rules for dividend distribution above the mandatory
COMPLIANCE POLICIES AND PROCEDURES	Code of Conduct	→	- Updated Code of Conduct - Global Compliance System Policy - Global Anti-Corruption Policy - Third Party Code of Conduct - Conflict of Interest Guideline - Donation and Sponsorship Guideline - Disciplinary Measures Guideline - Relationships with Public Agents Guideline
COMMUNICATION TRAINING	E-learning Code of Conduct	→	- Code of Conduct and Anti-Corruption Policy Trainings - Face-to-face training for all areas with above average exposure to compliance risks - Global Dissemination of Communication (Videos, Banners, Announcements, Badges, Global Survey)
THIRD PARTY COMPLIANCE	Simplified evaluation	→	- Third party risk and integrity assessment - Incorporation of anti-corruption clauses in contracts with third parties

CIRCULAR ECONOMY



IN THE CIRCULAR ECONOMY, NOTHING IS CREATED, NOTHING IS WASTED. EVERYTHING TRANSFORMS.


BELIEF
Plastic and chemistry make life better
PURPOSE
Improve people's lives by creating sustainable chemistry and plastic solutions

The transition to a **Circular Economy**, in which everything can be continuously used and reused in a new cycle, begins with the reeducation of the productive sector and the way consumption is made.

CIRCULAR ECONOMY

GLOBAL INITIATIVES

1 Partnerships with clients to develop **products** which can **favor recycling** and **reuse** of plastic packaging

2 Investing in **new renewable origin resins**

3 Supporting and developing **new technologies and types of recycling**

4 **Recycling** programs and **responsible consumerism**

5 **Assessments** over plastics' **life cycle** and **environmental and climate impacts**

6 Supporting measurement and communication of **recycling and recovery indicators** for plastic **packaging materials**

7 Partnerships aimed to understand, prevent and **solve the debris problem in the oceans**

8 **Supporting Science-based policies** to understand the origins and prevent debris in the oceans, **especially plastic**

SCENARIO



Braskem

PETROCHEMICAL SCENARIO* - SHORT TERM

CHEMICALS (US$/ton)



321
411
377
359
2016
2017
2018
2019
Spread Chemicals

**Main chemical prices (15% ethylene, 10% propylene, 35% BTX, 10% butadiene, 5% cumene e 25% fuels) – Naphta ARA

PE (US$/ton)



781
969
735
1,001
563
940
504
738
2016
2017
2018
2019
Spread PE Brazil
Spread PE North America

Brazil: PE US – Naphta ARA (91%), Ethane (4,5%) e Propane (4,5%)
North America: PE US – Ethane US

PP (US$/ton)



575
702
476
592
585
501
581
663
364
536
698
299
2016
2017
2018
2019
Spread PP Brazil
Spread PP US
Spread PP EUR

Brazil: PP Asia – Naphta ARA (91%), Ethane (4,5%) e Propane (4,5%)
US: PP US – Propene US
EUR: PP EUR – Propene EUR

VINYLS (US$/ton)



853
960
949
948
2016
2017
2018
2019
Spread Vinyls

Asia PVC Price - (Naphta ARA*0.48) - [(Brent Price/1,725)*1,725] + (0,685 x Caustic Soda Price)

*Souce: IHS

Braskem

PETROCHEMICAL SCENARIO- SUPPLY / DEMAND

CHEMICALS

- Short-term: **volatility** in **feedstock prices** and **chemical prices** due to **trade war** and **geopolitical issues**
- Intensive cycle of **schedule turnaround** in **Europe** during **1H19** tends to **reduce supply of chemicals** in this period
- Brazilian market: **strong demand for chemicals** expected in almost all segments

PE

- New **US** PE capacities already **operational** in 2017-18
- **No** significant **supply increase** in **2019**
- Short term: **demand** tend to **keep strong growth**
- **Spreads** are expected to **recover gradually**

PP

- **Drop in PP demand in China** due to the **trade war** between US and the Asian country
- **Recovery** should happen in **2019** with **trade rebalancing**
- **Demand** in the **US** is expected to **growth** with **stable supply**

VINYLS

- **Short-term: volatility in prices** and **drop in** international **spreads** due to **trade war**
- **Soda** prices also impacted by **temporary reduction of the relevant consumer** in the **aluminum** sector
- **Mid/long-term: spreads** are expected to **recover** due to **strong caustic soda demand** (pulp and paper) and **PVC in Asia**, and also, **shutdown** of obsolete plants given **environmental restrictions in China**

Braskem

PRIORITIES



PRIORITY		GOALS
1 PRODUCTIVITY AND COMPETITIVENESS	Pursue improvements in **productivity** and **competitiveness** of current operations, focused on **operational efficiency** and **cost leadership**	Braskem as a first quartile operator
2 FEEDSTOCK DIVERSIFICATION	**Diversify feedstock profile**, increasing exposure to gas and maintaining the **flexibility of the assets**	Reach balance between liquid base and gas base, creating flexibility of +/- 20%
3 GEOGRAPHIC DIVERSIFICATION	**Expand the global footprint** outside Brazil, with **gains in scale in PE and PP**, reinforcing our **leadership in the Americas**	Increase global capacity by ~25%, with operations outside Brazil representing more than 50% of EBITDA
4 REPUTATION AND GOVERNANCE	**Strengthen Braskem' s image and reputation**, among team members, society and investors, through advancements in compliance, sustainability, innovation and people management	Recognition of Braskem as a global, innovative and people-centered company

Braskem

Braskem

MEETING WITH INVESTORS

SÃO PAULO, NOVEMBER 13, 2018

BRASKEM S.A.



20 Anos
Selo Assiduidade
APIMEC-SP
Platina
2018